SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)
Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c),
 and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2
(Amendment No. ______)*


Diana Containerships Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y2069P200
(CUSIP Number)

July 12, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
0	Rule 13d-1(b)
1	Rule 13d-1(c)
0	Rule 13d-1(d)


CUSIP No.  Y2069P200
13G

1.NAMES OF REPORTING PERSONS
Peter Gyllenhammar AB

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	0
(b)	0

NOT APPLICABLE

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
5.SOLE VOTING POWER
0

6.SHARED VOTING POWER
530,000

7.SOLE DISPOSITIVE POWER
530,000

8.SHARED DISPOSITIVE POWER
0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
530,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE	0

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.16

12.TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC


Item 1(a).	Name of Issuer:
    Diana Containerships Inc.
Item 1(b).	Address of Issuers Principal Executive Offices:
Diana Containerships Inc.
c/o Unitized Ocean Transport Limited
Pendelis 18
175 64 Palaio Faliro
Athens, Greece

Item 2(a).	Name of Person Filing:
    Peter Gyllenhammar AB
Item 2(b).	Address of Principal Business Office or, if None, Residence:
     Peter Gyllenhammar AB: 		Linnegatan 18
					SE-114 47 Stockholm
					Sweden

Item 2(c).	Citizenship:
     Peter Gyllenhammar AB is a company organized under the laws of Sweden.

Item 2(d).	Title of Class of Securities:
     Common Shares, par value USD 0.01 per share

Item 2(e).	CUSIP Number:
Y2069P200

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or
13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	0	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	0	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	0	Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c);
(d)	0	Investment company registered under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);
(e)	0	An investment adviser in accordance with p.240.13d-1(b)(1)(ii)(E);
(f)	0	An employee benefit plan or endowment fund in accordance with p.240.13d-
1(b)(1)(ii)(F);
(g)	1	A parent holding company or control person in accordance with p.240.13d-
1(b)(1)(ii)(G);
(h)	0	A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);
(i)	0	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);
(j)	0  A non-U.S. institution in accordance with p.240.13d-1(b)(1)(ii)(J).
(k)	0	Group, in accordance with p.240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
    Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: 530,000
(b)	Percent of class:  12.16%
(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote:  See Line 5 of cover sheets
		(ii)	Shared power to vote or to direct the vote:  See Line 6 of cover sheets.
		(iii)	Sole power to dispose or to direct the disposition of:  See Line 7 of
			cover sheets.
		(iv)	Shared power to dispose or to direct the disposition of:  See Line 8 of
			cover sheets.
Item 5.	Ownership of Five Percent or Less of a Class.
    Not Applicable.


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
       Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.
      Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
       Not Applicable.

Item 9.	Notice of Dissolution of Group.
    Not Applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 24, 2017

PETER GYLLENHAMMAR AB

By:
/s/ Carina Heilborn

Name:
Carina Heilborn

Title:
CFO